UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1	Media Release of Pacific Internet Limited dated April 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Ho Tuck-Chuen
	Name:	Ho Tuck-Chuen
	Title:	Chief Financial Officer

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

APPOINTMENT OF KPMG CORPORATE FINANCE PTE LTD AS INDEPENDENT FINANCIAL ADVISER

Singapore, April 12, 2007 – The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) refers to the announcement dated 11 April 2007 (the “Offer Announcement”) made by Connect Holdings Limited (the “Offeror”) that, in relation to the voluntary conditional general offer (the “Offer”) by the Offeror to acquire all the issued ordinary shares in the capital of PacNet (the “PacNet Shares”) other than those already held as at the date of the Offer by the Offeror, in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the “Singapore Code”) and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the offer to purchase (the “Offer to Purchase”) to be issued by the Offeror.

The directors of PacNet wish to inform its shareholders (“Shareholders”) that it has appointed KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”) as the independent financial adviser to the directors of PacNet who are considered independent for the purposes of the Offer (the “Independent Directors”).

A circular containing, inter alia, the advice of KPMG Corporate Finance and the recommendations of the Independent Directors (the “Circular”) will be sent to Shareholders within 14 days of the posting of the offer to purchase to be issued by or for and on behalf of the Offeror.

In the meantime, Shareholders are advised to exercise caution when dealing in their Shares or otherwise taking any action in relation to their Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations of the Independent Directors as well as the advice of KPMG Corporate Finance set out in the Circular to be issued in due course.

As at the date of this Announcement, neither the Board nor PacNet has entered into any discussions or negotiations with the Offeror in relation to this Offer.

The directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Offer Announcement), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Media and Analyst Contacts:
Singapore Media

Bernard Ho

Senior Manager, Group Corporate Communications

Pacific Internet Limited

Direct Tel: +65 6771 0443

Mobile: +65 9782 3393

Email: bernard.ho@pacific.net.sg

Elaine Lim

Managing Director, Citigate Dewe Rogerson iMage

Direct Tel: +65 6530 7100

Mobile: +65 9751 2122

Email: elaine.lim@citigatedrimage.com

Investors and Analysts

Mervin Wang

Senior Manager, Investor Relations

Pacific Internet Limited

Direct Tel: +65 6771 0780

Mobile: +65 9798 6077

Email: investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

A circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the Company in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular and other documents that the Company intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC's website at www.sec.gov.

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.